Exhibit 99.1

Organigram Appoints Marni Wieshofer to the Board of Directors

California-based Former Chief Financial Officer and Executive Vice-President at Lions Gate Entertainment Corporation Represents Organigram’s First U.S. Domiciled Director

MONCTON, New Brunswick--(BUSINESS WIRE)--January 11, 2021--Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis, is pleased to announce the appointment of Marni Wieshofer, to the Company’s Board of Directors. Ms. Wieshofer is Organigram’s first U.S. domiciled director and will assume her board position effective January 12, 2021.

Ms. Wieshofer has more than thirty years of diverse experience, including Board membership at public and private companies, particularly in the U.S., international mergers and acquisitions

(“M&A”) and finance. She was previously recognized by Variety magazine in the 2018 Dealmakers Impact Report. Her significant transactional experience demonstrates a proven ability to successfully negotiate, execute, integrate and monitor financings, M&A, IPOs and corporate restructurings.

Ms. Wieshofer’s previous roles have included Chief Financial Officer and Executive Vice President of Corporate Development at Lions Gate Entertainment Corporation, a multi-billion dollar global entertainment company, where she oversaw the company’s M&A and other strategic financial initiatives including the acquisitions and integration of Trimark Pictures, Artisan Entertainment and Redbus Films Distribution U.K. Her background also includes being a Managing Director in Houlihan Lokey’s TMT Corporate Finance Group, based out of Los Angeles, providing M&A, capital markets, financial restructuring and financial advisory services. Before joining Houlihan Lokey, Ms. Wieshofer was a Managing Director at MESA, a boutique advisory investment bank, where she headed investment banking, strategy, and valuation engagements for companies throughout the media space. Prior to MESA, Ms. Wieshofer was the Senior Vice President of M&A and Chief Financial Officer at Media Rights Capital. There she was responsible for identifying and developing strategic entertainment ventures and acquisitions as well as corporate finance.

“It is my pleasure to welcome Marni to Organigram’s Board of Directors,” says Peter Amirault, Chairman, Organigram Holdings Inc. “Over the course of her impressive career, she has acquired tremendous M&A and financial expertise and demonstrated outstanding ability as a strategic leader. As we chart an ambitious course for the future of the Company nationally and internationally, we look forward to her contribution and insight.”

Ms. Wieshofer’s appointment comes as the cannabis industry both at home and abroad continues to evolve, taking important cues from the consumer packaging industry, increasing its focus on brand differentiation and the consumer experience.

“Marni’s experience, particularly at the senior levels of the entertainment industry, has required a deep appreciation of the importance of the end customer,” says Greg Engel, CEO, Organigram. “As Organigram continues to build portfolios of strong consumer brands, her understanding of that brand/customer relationship only helps strengthen our team’s approach and point of view, which when combined with her extensive board experience, make her a great addition to our Board of Directors.”

Ms. Wieshofer is a graduate of The University of Western Ontario and has earned a Master of Business Administration from the Rotman School of Management. She is also a Canadian Chartered Accountant and holds an ICD.D designation from the Institute of Corporate Directors.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, SHRED and Trailblazer. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include factors and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For Investor Relations enquiries, please contact:
Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca (416) 704-9057

For Media enquiries, please contact:
Marlo Taylor
mtaylor@gagecommunications.ca